

May 21, 2015

Via E-mail
Julian Aleksov
Chief Executive Officer
Oasmia Pharmaceutical AB
Vallongatan 1
752 28 Uppsala, Sweden

Re: Oasmia Pharmaceutical AB
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted April 28, 2015
CIK No. 0001607245

Dear Mr. Aleksov:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Summary of Selected Consolidated Financial Data, page 6

1. You present consolidated income statement data with differing earnings per share and weighted average share information on both pages 7 and 8. Please remove the duplicate data and ensure that your remaining earnings per share and weighted average share information agree with your consolidated financial statements.

Price Range of the Ordinary Shares, page 47

2. Please refer to your response to comment 15. Please revise the exchange rate for Euros disclosed on page 47 as it appears the rate disclosed is the price of 1 Euro in USD rather than 1 USD in Euro. Also, it continues to appear that an error was made on the cover page of the prospectus for the translation of the share price on the

Frankfurt Exchange into USD. Based on information on the Frankfurt Stock Exchange website the closing stock price per share was €2.22 on April 23, 2015 which would equate to approximately $2.39 per share based on the exchange rate on April 17, 2015. Please revise.

Use of Proceeds, page 49

3. We note your response to prior comment 19 on page 49. Please expand your disclosure to identify the debt that you intend to repay.

Paccal Vet Overview, page 83

4. We note your response to prior comment 34 on page 85 stating that you made a request to the EMA for scientific advice. Please expand your disclosure to address any material correspondence from the EMA in response to your request.

Committees of the Board of Directors and Corporate Governance, page 121

5. We note your response to prior comment 57 and 58. Please update your disclosure to state the new members of your audit committee and compensation committee when available.

Underwriting, page 146

6. Please include the name of your lead underwriters in your next amendment.

Notes to the Consolidated Financial Statements
Note 2 Accounting Policies
Basis of preparation, page F-8

7. Please refer to your response to comment 68. It does not appear that you have made any changes to your statement of compliance on page F-8. As stated in our previous comment, although you indicate that your financial statements have been prepared in accordance with IFRS issued by the IASB and interpretations issued by the IFRIC you appear to qualify this statement by indicating your compliance is limited to IFRS as adopted by the EU. Please revise your disclosure to explicitly state your compliance with IFRS, including IFRIC interpretations, as issued by the IASB.

Intangible assets, page F-11

8. Please refer to your response to comment 69. It is still not clear how you met the technical feasibility criteria for capitalization of Paclical in 2012 and 2013. Please clarify in your disclosure how this condition was fulfilled. Also, please clarify in your disclosure when the objective of non-inferiority was met for Paclical.

You may contact Vanessa Robertson at (202) 551-4986 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Gregory Sichenzia, Esq.
       Henry Nisser, Esq.
       Sichenzia Ross Friedman Ference LLP
       61 Broadway
       New York, NY 10036